Exhibit (c)(2)

CONFIDENTIAL

July 22, 2019

Board of Directors

Genting Malaysia Berhad

24th Floor, Wisma Genting

Jalan Sultan Ismail

50250 Kuala Lumpur

To the Non-Interested Directors:

Union Gaming Securities LLC and Affiliates (“Union Gaming”, “we” or “us”) understands that Genting Malaysia Berhad (“Genting” or the “Company”) together Kien Huat Realty III Limited (“Kien Huat”), is contemplating the acquisition of all outstanding equity in Empire Resorts, Inc (Nasdaq: NYNY) (the “Target”) that is not already owned by Kien Huat or its affiliates for $9.74 per share of common stock, with each share of the Target’s Series B preferred stock receiving the same consideration on an as-converted basis. As of the date hereof, Kien Huat is the largest stockholder in the Target, owning approximately 86% of the Target’s outstanding Common Stock, including Common Stock issuable upon conversion of the Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”). Additionally, Genting and Kien Huat (affiliated companies) have agreed (subject to regulatory approvals and certain other conditions), that a subsidiary of Genting will acquire 13.2 million shares of Kien Huat’s Common Stock in the Target at the same price per share in the contemplated transaction, which will ultimately result in a formation of a joint venture between Genting and Kien Huat where Genting will own 49% and Kien Haut will own 51% of the joint venture (collectively the “Transaction”).

Engagement of Union Gaming

Union Gaming has been retained by Genting to serve as an independent financial advisor and to provide financial advisory services pursuant to the Agreement dated July 9, 2019 (the “Agreement”). The Agreement provides the terms upon which Union Gaming has agreed to act as exclusive financial advisor to the Board in connection with the Transaction.

You have asked Union Gaming, as an independent financial advisor, to provide an estimated valuation range of the Target to assist in determining the consideration to be paid by the Company, in relation to the contemplated Transaction (the “Analysis”).

The terms of the Agreement provide that Union Gaming is to be paid certain fees for its services as financial advisor, including a portion of its fee which is payable following the closing of the Transaction. In addition, pursuant to the Agreement, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement.

Credentials of Union Gaming

Union Gaming is the leading boutique investment bank and advisory firm focused exclusively on the global gaming industry. We offer traditional investment banking services to a wide range of clients globally, and through our thought leadership businesses, we advise and support institutional investors, governments and industry stakeholders.

The Analysis represents the findings of Union Gaming, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in mergers and acquisitions, divestitures, restructurings, valuations, fairness opinions, and capital markets matters.

Independence of Union Gaming

Neither Union Gaming nor any of its affiliates or associates is an insider, associate or affiliate of the Company, Parent or any of their respective subsidiaries, associates or affiliates, and is not an advisor to any person or company other than to the Company with respect to this Transaction. Union Gaming and certain of its affiliates have in the past provided and are currently providing financial advisory and/or other financial or consulting services to certain affiliate of the Company, (Genting Americas Inc., RW Orange County LLC, Resorts World Las Vegas), for which Union Gaming and its affiliates have received, and may receive, compensation.

Union Gaming may, in the ordinary course of its business, provide financial advisory or investment banking services to the Company or any of its affiliates or associates, including its Parent, from time to time and receive fees for rendering such services. In addition, we may execute transactions on behalf of the Company or other clients for which we may receive compensation. Also, as an investment dealer in Hong Kong and the United States, Union Gaming conducts research on securities and may, in the ordinary course of our business, provide research reports and investment advice to our clients on investment matters, including with respect to the Company and its affiliates or associates.

Scope of Review

In connection with preparing this Analysis, Union Gaming has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof), or carried out, among other things, the following:

a)	Key structural terms of the Transaction with the Target as discussed and publicly disclosed by the Company;

b)

Reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Target made available to us by the Company including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Target for the fiscal years ending December 31, 2019 through 2025 (the “Company Projections”)

c)	Certain public historical financial and operating data related to the Target as disclosed in the Targets’ public filings

d)	Publicly available market economic information and data on the New York gaming market and associated relevant regions;

e)	Comparison of the historical and projected financial performance of the Target with that of certain other public companies that Union Gaming deemed relevant;

f)	Reviewed certain historical prices, trading multiples and trading activity of the Company and certain other public companies that Union Gaming deemed relevant;

g)	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

h)	Financial terms, to the extent publicly available, of certain business combination transactions that Union Gaming deemed relevant;

i)	Reviewed associated premiums/discounts of other similar transactions that we deemed relevant in evaluating the Transaction;

j)	Reviewed and conducted such other financial studies and analyses and considered such other matters as we have deemed appropriate; and

k)	Held discussions with the Company’s management team regarding the Company Projections, strategic considerations, and market outlook.

Union Gaming did not meet with the auditor of the Company and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditor thereon.

Assumptions and Limitations

The Analysis and letter is subject to the assumptions, explanations, and limitations set forth below.

Union Gaming has, subject to the exercise of its professional judgment, relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, Company Projections, data, advice, opinions and representations obtained by it from public sources, or that was provided to us by the Company, and its associates and affiliates and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material facts or any facts necessary to be stated to make that information not misleading. The Analysis is conditional upon the completeness, accuracy and fair presentation of such Information.

Union Gaming relied on the Company Projections while preparing its Analysis of the Transaction. Additionally, management of the Company has advised us, and we have assumed, that the Company’s projections of the Target have been reasonably prepared in good faith and on a basis reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Target. We express no view or opinion with respect to the Company Projections or the assumptions on which it is based.

We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

Furthermore, Union Gaming relied on guidance and forecasts from the Company, subject to the exercise of its professional judgment and without independent verification, as it related to certain net operating losses and other tax matters at the Target.

We are not legal, tax, or accounting experts, and we express no opinion concerning any legal, tax, or accounting matters concerning the Transaction or the sufficiency of this letter for your purposes.

Our Analysis is provided on the basis of securities markets, economic, and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Target as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and any of its affiliates and advisors.

It is understood that this analysis does not represent a fairness opinion on the contemplated transaction. This letter is for the information of the non-interested directors of the Company’s Board of Directors in connection with their consideration of the Transaction and shall not be used for any other purpose or relied upon by any other party. This letter may not be referred to, disseminated, quoted or reproduced in any manner for any purpose in whole or in part in each case without our prior written consent, however, the Analysis may be quoted or reproduced in its entirety and a summary thereof (in a form reasonably acceptable to us) in any report required to be filed with the United States Securities and Exchange Commission, Bursa Malaysia Securities Berhad, or any other relevant regulatory body with jurisdiction in connection with the Transaction. Except as otherwise provided herein, the Analysis is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Our Analysis is not intended to be and does not constitute a recommendation to the non-interested directors of the Company’s Board of Directors to approve the Transaction, nor as an opinion concerning the trading price or value of any securities of the Company or the Target following the announcement, completion, or termination of the Transaction.

The Analysis is not, and should not be construed as, advice as to the trading price at which the securities of the Company or Target may trade at any time.

Furthermore, in connection with this Analysis, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed contingent, derivative, off-balance-sheet or otherwise) of the Target, nor were we provided with any such appraisal or evaluation.

We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Target, or otherwise have an effect on the Transaction, the Company or the Target or any expected benefits of the Transaction that would be material to our analyses.

Union Gaming believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Analysis. The preparation of an Analysis is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis. Furthermore, it should be understood that the valuation of any company or its assets is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing our Analysis, we made numerous assumptions with respect to industry performance and general business and economic conditions, many of which are beyond the control of the Company or the Target.

This Analysis is based on financial, economic, market and other conditions as in effect on, and the Information made available to us as of the date hereof and Union Gaming disclaims any undertaking or obligation to advise any person of any changes in any facts or matters affecting the Analysis which may come or be brought to the attention of Union Gaming after the date hereof. Without limiting the foregoing, in the event that there are any material changes in any facts or matters affecting the Analysis after the date hereof, Union Gaming reserves the right to change, modify, or withdraw the Analysis, but is under no contractual obligation to do so.

Valuation Methodology and Illustrative Valuation Summary

The following is a summary of the material financial analysis conducted by Union Gaming as part of the Analysis. The following, however, does not purport to be a complete description of the financial analyses performed by us, nor does the order of analyses described represent the relative importance or weight given to those analyses by us. Some of the summaries of the financial analyses include information provided in tabular format. The tables must be read with the text of the summary, and alone, are not a complete description of Union Gaming’s financial analyses.

The tabular table below outlines the illustrative summary valuation ranges of Union Gaming’s Analysis. Given the Company’s unique ability to execute on potential expansion plans and ability to realize substantial synergies with Genting Americas and existing operations in the New York State area, Union Gaming believes the Discounted Cash Flow Analysis (discussed below) is most reflective of the illustrative valuation range of the Company’s long-term business plan.

Union Gaming prepared its valuation analysis based upon the following methodologies:

Discounted Cash Flow Analysis – The discounted cash flow analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The total enterprise value is determined by calculating the present value of unlevered after-tax free cash flows over the course of the projection period plus an estimate for the value of the Target beyond the projection period, known as the terminal value. The terminal value is commonly derived pursuant to two methods, the comparable company analysis (as discussed separately) or using the perpetuity growth method, in which the projected cash flows beyond the projection period are estimated using an assumed growth rate.

Comparable Company Analysis – The comparable company analysis estimates the value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company is determined by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt (at the market trading value of debt, if available) and minority interests in unconsolidated subsidiaries. Such enterprise values are commonly expressed as multiples of various measures of financial and operating statistics, most commonly EBITDA and EBITDAR. The total enterprise value of the target is then calculated by applying these multiples to the targets projected forward financial and operational metrics.

Precedent Transaction Analysis – The precedent transaction analysis estimates the value of a company based on a relative comparison with recently announced and completed mergers and acquisitions with similar operating and financial characteristics. Under this methodology, the enterprise value for each of the selected transactions is based on the gross consideration paid for the target company or enterprise value. Such enterprise values are commonly expressed as multiples of various measures of financial and operating statistics, most commonly EBITDA and EBITDAR. The total enterprise value of the target is then calculated by applying these multiples to the targets financial and operational metrics.

Valuation Method	Relevance	Basis	Valuation Range (per share)
Discounted cash flow analysis	High	Based on five-year forecast cash flows of Target discounted at between 7.7% to 8.7%, with a terminal value of 8.0x to 9.0x of 2024E EBITDA (WACC reduced to 6.8% to 7.8% for the calculation of the terminal value)	US$5.44 – US$15.95

Public market comparables	Low	Based on 7.0x to 9.0x Enterprise Value / EBITDA multiples of a range of listed gaming companies and the Target’s 2021E EBITDA	US$6.46 – US$13.11

Precedent transaction comparables	Low	Based on 8.0x to 9.5x Enterprise Value / EBITDA multiples of comparable single asset resort transactions in the region and the Target’s 2021E EBITDA	US$9.79 – US$14.77

Based on the terms of, and subject to the qualifications and assumptions in this letter and the above summary analysis, we are of the view that as of the date of this Analysis, the estimated valuation range of the Targets shares are in the range of US$5.44 to US$15.95 per share.

Sincerely,

/s/ Bill Lerner
Bill Lerner
Managing Director & Head of Investment Banking
Union Gaming Securities, LLC

CC: Nicholas Sanchilli, Vice President